January 14, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Unify Corporation
Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 12, 2010
Form 8-K/A filed September 15, 2009
File No. 001-11807

Dear Mr. Gilmore:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated December 8, 2010, to Steven Bonham, Chief Financial Officer of Unify Corporation (the “Company”) regarding the Form 10-K for the fiscal year ended April 30, 2010, filed by the Company on July 12, 2010 (the “Form 10-K”), which incorporates by reference the Company’s proxy statement, filed by the Company on July 26, 2010 (the “Proxy Statement”). This letter sets forth the comments of the Staff in the comment letter and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended April 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Assets, page 23

1.	We note that as a result of your most recent impairment test, you determined that no impairment charge to goodwill was required. To the extent a reporting unit is at risk of failing “step one” of ASC 350-20-35-4 because the fair value of the reporting unit is not substantially in excess of its carrying value, please also provide the following information in future filings:
  The percentage by which fair value exceeded carrying value as of the most recent step-one test;

  Amount of goodwill allocated to the reporting unit;

  Description of the methods and key assumptions used and how the key assumptions were determined;

  Analysis of the degree of uncertainty associated with your assumptions; and

  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Alternatively, if in your view your reporting units are not at risk we encourage you to disclose that fact.

Unify Corporation	1420 Rocky Ridge Drive, Suite 380 Roseville, CA 95661	T 916-928-6400 www.unify.com

Securities and Exchange Commission

January 14, 2011

RESPONSE: We acknowledge the Staff’s comment and we confirm that future disclosures for any reporting unit that is at risk of failing step one of the impairment test will, if appropriate, include the disclosures noted in the bullet points above. Alternatively, if our reporting units are not at risk, we will disclose that fact. We test for impairment on an annual basis as of our fiscal year end, April 30th, and between annual tests if indicators of potential impairment exist. In our most recent impairment test for the fiscal year ended April 30, 2010, none of our reporting units were at risk of failing the step one test.

Item 11. Executive Compensation, page 32 incorporated by Reference from Definitive Proxy Statement Filed July 26, 2010)

General

2.	Please provide the disclosure called for by Item 407(h) of Regulation S-K relating to board leadership structure. Please include this disclosure in future filings and show us your proposed disclosure.

RESPONSE: In future filings we will further enhance our disclosure called for by Item 407(h) of Regulation S-K relating to board leadership structure. Our proposed disclosure for future filings is as follows:

“The Board has determined that the positions of Chairman of the Board and Chief Executive Officer should be held by different persons. In addition, the Board believes that the Chairman should not be an employee of the Company. Since August 2004, the Board has been led by Mr. Steven D. Whiteman, an independent Non-Executive Chairman. The Chairman of the Board is responsible for coordinating the Board’s activities, including the scheduling of meetings of the full Board, scheduling executive sessions of the non-employee directors and setting relevant items on the agenda (in consultation with the CEO as necessary or appropriate). The CEO is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company. The Board believes this leadership structure has enhanced the Board’s oversight of, and independence from, Company management, the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders, and our overall corporate governance.”

Disclosure regarding the manner in which the Board of Directors administers its risk oversight function (as required by Item 407(h) of Regulation S-K) has been provided under the caption “Role of Board of Directors in Risk Oversight” on page 8 of the Proxy Statement.

Securities and Exchange Commission

January 14, 2011

The Objectives of Our Executive Compensation Program, page 12

3.	You state that the Compensation Committee intends to implement and maintain compensation plans that tie a substantial portion of executives’ overall compensation to your financial and operational performance, as measured by metrics such as revenue, revenue growth and profitability. Please additionally explain how a substantial portion of executives’ overall fiscal 2010 compensation was specifically tied to your financial and operational performance, as measured by metrics such as revenue, revenue growth and profitability. For example, please explain how Mr. Wille’s overall compensation in fiscal 2010 of $457,781 was tied to your financial and operation performance.

RESPONSE: As noted in the “Compensation Discussion and Analysis” section of the Proxy Statement, the Company has implemented a competitive compensation package for its executive management team through a combination of base salary, a management incentive plan (“MIP”), a long-term equity incentive compensation program (the “LTI Plan”) and broad-based benefits program. Each of these components is described under the caption “Our Executive Compensation Program Elements” in the Proxy Statement. The Compensation Committee believes that a threshold characteristic of reasonable compensation is that it be aligned with the compensation of the companies with whom the Company competes for talent, taking into account the Company’s relative performance and its strategic goals. The Compensation Committee hired Compensia, Inc. to provide guidance on current industry best practices and compensation market data from comparable companies to the Compensation Committee. The market data provided by Compensia included executive compensation information for similar positions as our executive management team from a list of fourteen comparable, publicly traded general technology and enterprise software companies of similar size in terms of revenue and market capitalization and a proprietary compensation database complied by Compensia that included a combination of small public companies and late stage pre-IPO companies. We reviewed the base salaries paid to our executive officers as well as the mix of total compensation (including base salary, bonus structure, bonus methodology and short and long-term compensation elements) paid to executive officers in similar positions at such companies. Compensia prepared an assessment of each of our executive management team’s compensation levels to this group and reviewed the data and provided advice to the Compensation Committee on interpreting the data and on recommendations and proposals submitted to the Compensation Committee by management. The Compensation Committee reviewed this market data provided by Compensia in determining relevant compensation levels and compensation program elements for our executive management team, including establishing base salaries, for fiscal 2010.

Disclosure regarding the Compensation Committee’s principles regarding targeting executive compensation at market median levels and the determination of such market median levels has been provided under the caption “Provide compensation opportunities targeted at market median levels” on page 13 of the Proxy Statement.

Securities and Exchange Commission

January 14, 2011

Following are the elements of our executive compensation program and the relationship to market survey results provided by Compensia and the operational and financial objectives established by the Company’s Compensation Committee:

Base Salaries: Salaries are set at approximately 100% of market median levels.

MIP: Total potential MIP bonus amount is set at approximately 100% of market median levels. The actual bonus payouts under the MIP are based on the attainment of financial metrics for all participants and the attainment of certain operational metrics for Mr. Wille and Mr. Bonham. As the Company did not achieve its Adjusted EBITDA financial metric, none of the MIP participants, including Mr. Wille and Mr. Bonham received any bonus under the profitability component of the MIP Plan.  Mr. Wille and Mr. Bonham received $40,000 and $30,000, respectively for the attainment of the operational objective related to the Company’s acquisition strategy.

LTI: Annual LTI awards are set at approximately 100% of market median levels. The Compensation Committee determined that 25% of the LTI annual award is performance based and is earned upon the appreciation in the Company’s stock price measured over a 2 year period and such awards vest over a 3 year period. The remaining 75% of the LTI award is retention based and is earned ratably over 48 months.

The Compensation Committee is responsible for recommending the total compensation of the executive management, including the named executive officers (the “NEOs”), to the independent members of the Board for their approval. In doing so, the Compensation Committee met outside the presence of all of our executive management, including the NEOs, to consider appropriate compensation for our Chief Executive Officer (the “CEO”). For all other NEOs, the Compensation Committee meets outside the presence of the executive management, except our CEO, Mr. Wille, who reviews the other NEO’s performance with the Compensation Committee and makes recommendations, based on the Compensia guidance, to the Compensation Committee with respect to such NEO’s compensation. After such meetings, the Compensation Committee exercises its discretion in making its recommendation and, in exercising such discretion, considers the recommendation of the executive compensation consultant and factors such as the Company’s corporate strategy, performance of the executive officer, his level of responsibility, existing salary and awards, the total mix of compensation and any other factors the committee deems appropriate. Based upon the recommendation of the Compensation Committee, the Board of Directors approved the compensation of the executive management, including Mr. Wille as disclosed in the “Summary Compensation Table” on page 16 of the Proxy Statement.

4.	We note that you emphasize pay for performance. Please disclose the company and division performance goals for fiscal 2010 as well as actual results and how the performance of your executive and the company relates to your executives’ compensation in fiscal 2010. Please include this disclosure in future filings and show us your proposed disclosure.

Securities and Exchange Commission

January 14, 2011

RESPONSE: The targets used to calculate payouts under the quantitative component of the Company’s executive compensation program are Adjusted EBITDA for the MIP and appreciation in the Company’s stock price for the LTI (collectively, the “Quantitative Targets”). As part of future filings, the Company undertakes to identify that it uses Adjusted EBITDA and appreciation of its stock price as the relevant metrics under the MIP and the LTI, respectively. The Company believes that, as more fully discussed below, the actual target amounts of the Quantitative Targets set by the Compensation Committee (i) are not material to investors and (ii) constitute confidential information that would cause competitive harm to the Company under the standards established under Exemption 4 of the Freedom of Information Act, and therefore can be omitted pursuant to Instruction 4 to Item 402(c) of Regulation S-K.

Materiality of Performance Goals

The Company respectfully submits that disclosure of the quantitative performance goals is not material to a full understanding and analysis of our compensation philosophy and objectives. The disclosures currently in the Proxy Statement provides stockholders with the major substantive provisions of the base salary, the MIP, the LTI, the other elements of the Company’s executive compensation program and the actual payouts to each of the NEOs. The components of compensation are presented separately in the summary compensation table, so that investors are already able to assess the degree to which each NEO’s total bonus was based on achievement of the performance goals. The Company does not believe that disclosing the performance goals would assist investors in understanding the Company’s compensation philosophy or practices. This is particularly true since, as noted above, the Compensation Committee retains the discretion to deviate positively or negatively on all aspects of the Company’s compensation program.

Interpretation of Exemption 4

Under the provisions of 5 U.S.C. § 552(a), federal agencies are obligated to make certain records available to the public. However, 5 U.S.C. § 552(b) (4) (“Exemption 4”) provides an exemption to this rule for “trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential.” The SEC has adopted rules relating to this statutory exemption, and these rules are set forth at 17 C.F.R. § 200.80(b) (4).

Competitive Harm from Disclosure of the Quantitative Targets

The Company operates in an extremely competitive and price sensitive industry. It is common practice in the industry to review and analyze competitors' publicly available financial information in order to formulate and refine competitive strategy. The Company believes that disclosure of the Quantitative Targets, in combination with reported expense information and other line item accounting information that is contained in the Company’s periodic reports, would significantly improve the ability of the Company’s competitors to make informed judgments about the Company’s confidential information for subsequent periods. Comparison of Quantitative Targets with actual results over a series of years, moreover, would disclose trends in the Company's achievement of its confidential financial objectives. Because there are a limited number of financial and operational variables that can be employed to drive results, financial analyses based on the Quantitative Targets could give competitors significant additional insights into the Company's strategies for the succeeding fiscal year. These insights would enable the Company’s competitors to take specific actions to interfere with the Company’s achievement of its goals. In addition, because some of the Company’s competitors are not public, the Company would not have the ability to engage in comparable analyses of its competitors’ financial targets and achievements; the competitive harm suffered by the Company would be even more pronounced as a result of this informational inequality.

Securities and Exchange Commission

January 14, 2011

Quantitative Targets are treated as Confidential within the Company to prevent competitive harm through unintended disclosure

The Company has not made public any of the Quantitative Targets under either the MIP or the LTI due to the possible competitive injury the Company would suffer. Information about the Quantitative Targets is only shared with the participants in these plans on the understanding that it, like other compensation information, is confidential. Materials reflecting the Quantitative Targets have very limited internal distribution and are shared with the Company’s professional advisors only under the strictures of confidentiality or other ethical limitations.

Disclosure of the Quantitative Targets is not necessary for the protection of investors

Public disclosure of the Quantitative Targets is not necessary for the protection of investors. First, this disclosure is not needed for an understanding of our historical financial results. Second, investors seeking to understand trends and expectations regarding our business results may look to our public disclosures in the management discussion and analysis sections of our periodic reports on Forms 10-K and 10-Q.

5.	Please identify the compensation consultant and clarify whether the compensation consultant was engaged directly by the compensation committee or by any other persons. Refer to Item 407(e)(3)(iii) of Regulation S-K.

RESPONSE: The Compensation Committee engaged Compensia, Inc. to conduct an executive total compensation analysis and to review and provide recommendation with respect to director compensation. The Company’s Compensation Committee is comprised entirely of Directors who are not employees of the Company and each of whom is deemed to be “independent” under the NASDAQ rules. The Company also supplementally advises the Staff that Compensia did not provide any additional services to the Company or its affiliates.

Securities and Exchange Commission

January 14, 2011

Our Executive Compensation Program Elements

Management Incentive Plan, page 14

6.	You disclose that your financial performance did not meet the Management Incentive Plan (MIP) pre-defined objective for fiscal 2010 and thus no MIP cash incentive bonuses were paid for fiscal 2010. Please additionally disclose the MIP pre-defined objective for fiscal 2010 as well as your financial performance. Please include this disclosure in future filings and show us your proposed disclosure.

RESPONSE: As noted in the response to Comment 4, disclosure of the MIP plan (i) is not material to investors and (ii) constitutes confidential information that would cause competitive harm to the Company under the standards established under Exemption 4 of the Freedom of Information Act, and therefore can be omitted pursuant to Instruction 4 to Item 402(c) of Regulation S-K. The Company’s response to Comment 4 is equally applicable in the instant matter and is incorporated by reference.

Option and Stock Awards, page 14

7.	You disclose that in fiscal 2010, certain named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan Based Awards.” Please additionally disclose why such stock options were awarded in the amounts they were awarded. For example, please explain why Mr. Wille was awarded stock options in the amount of $147,781. Please include this disclosure in future filings and show us your proposed disclosure.

RESPONSE: The Company notes that in addition to the MIP which is primarily focused on annual Company performance, awards related to the LTI plans are designed to encourage long-term focus and reward increases in stockholder returns while encouraging executives to remain in the Company’s employ. The level of stock option awards is determined based on competitive practice as described above in the response to Comment 3. When determining award sizes for each NEO, the Compensation Committee also considered the executive’s opportunities under the long-term cash incentive plans in order to assess the executive’s aggregate equity and cash long-term incentive opportunity and the executive’s ownership of the Company’s stock.

In future filings, the Company hereby undertakes to further enhance our disclosure related to the stock options awarded to the NEOs to include the Company’s response to Comment 3 and Comment 4.

Summary Compensation Table, page 16

8.	We note that bonus awards were made to Messrs. Wille and Bonham in the amounts of $40,000 and $30,000, respectively, under the MIP relative to the acquisition of AXS-One Inc., though your disclosure on page 14 indicates that no MIP cash incentive bonuses were paid for fiscal 2010. It appears that the bonuses paid to Messrs. Wille and Bonham should be disclosed in the non-equity incentive plan compensation column, column (g), in your summary compensation table, to the extent the bonuses were awarded pursuant to a plan. Further, please explain how the bonus amounts were determined.

Securities and Exchange Commission

January 14, 2011

RESPONSE: As noted in the Proxy Statement, the Company, through the Compensation Committee, maintains an annual MIP such that executives of the Company can receive an incentive payment based on the achievement of pre-defined objectives. The incentive plan awards are intended to compensate officers if the Company achieves certain financial and operational goals. These objectives vary depending on the individual executive, but relate generally to the Company’s financial results.

For fiscal 2010, the Compensation Committee adopted two separate targets under the MIP. The first set of targets related to the incentive compensation payable to the executive management in the event the Company’s financial performance met the MIP pre-defined objectives for fiscal 2010. As described in the Proxy Statement, the Company’s financial performance did not meet these objectives and, therefore, no MIP cash incentive bonuses were paid for fiscal 2010.

In addition, the Compensation Committee also adopted a second set of targets applicable related to the attainment of the Company’s acquisition goals. The Compensation Committee determined that Messrs. Wille and Bonham were eligible to receive a performance bonus if the Company met these objectives. As noted in footnote 11 in the Summary Compensation Table, each of Messrs. Wille and Bonham received the bonus as a result of the Company’s acquisition of AXS-One Inc. To the extent the any such performance bonuses are paid, the Company hereby undertakes to disclose such amounts in column (g) of the Summary Compensation Table.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Stock-Based Compensation, page 45

9.	We note that you use the Black-Scholes option pricing model to estimate fair value of equity awards. Please tell us how you considered the disclosure requirements of ASC 718-l0-50- 2(f)(2) to include a description of the methods used in determining the significant assumptions used to estimate the fair value of your stock-based compensation awards.

RESPONSE: The Company utilizes the Black-Scholes option pricing model which we believe provides an appropriate estimate of the fair value of equity awards. The Company believes that its current disclosure materially complies with applicable SEC rules and regulations. However, in future filings the Company undertakes to provide enhanced disclosure to more fully describe the significant assumptions (expected life, interest rates, expected volatility and dividend yield) used to estimate the fair value of our stock-based compensation awards. As an example, we will disclose that the Company bases its expected life assumption on its historical experience and the terms and conditions of the stock awards it grants to employees.

Securities and Exchange Commission

January 14, 2011

Note 9. Stockholders’ Equity

Private Placement, page 57

10.	We note your disclosure here and on page 13 indicating that certain warrants are subject to an anti-dilution provision such that if the company issues common stock at prices below the then-current conversion ratio or exercise price of the warrants, the conversion ratio or exercise price of the warrants would be subject to downward adjustment. Please tell us whether these warrants are classified as a liability or within stockholders’ equity. In this regard, tell us whether you believe the warrants are considered indexed to the company’s stock and your consideration of the guidance in ASC 815-40-55-33 and 34 in determining whether to classify the warrants as a liability or within stockholders’ equity.

RESPONSE: The Company hereby undertakes to provide its response to this comment via a separate letter.

Exhibit Index

11.	It appears that some of the exhibits that you have filed with the Form 10-K and listed in the exhibit index themselves omit certain other exhibits or schedules. Please explain to us why Exhibits 4.2 and 4.12 omit exhibits and schedules that are part of filed exhibits. Alternatively, please refile complete copies of Exhibits 4.2 and 4.12. Please see Item 601 of Regulation S-K.

RESPONSE: Exhibit 4.2 relates to a debt financing agreement that was terminated in June 2010 which was prior to filing our 10-K for the fiscal year ended April 30, 2010. We don’t believe it would be valuable to investors to file the related exhibits at this time as it may cause confusion since the agreement is no longer in place.

Exhibit 4.12 relates to a Loan and Security Agreement that also includes various exhibits and schedules to the agreement. For Exhibit 4.12 we will file a Confidentiality Treatment request under a separate letter in order to protect the confidential information contained on various exhibits and schedules to the agreement.

Form 8-K/A Filed September 15, 2009

12.	We note that you incorporated by reference the financial statements for the AXS-One Inc. acquisition into the September 15, 2009 Form 8-K. Tell us how you considered including copies of the pertinent pages of the Form 10-K and Form 10-Q as exhibits to the Form 8-K. We refer you to the guidance in Section 234.01 of the Exchange Act Rules Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Securities and Exchange Commission

January 14, 2011

RESPONSE: The Company acknowledges the Staff’s comment and its position regarding the incorporation by reference of the financial statements for the AXS-One Inc. acquisition into the Company’s September 15, 2009 Form 8-K. Based upon the discussion between Company counsel and Mr. Patrick Gilmore of the Staff, the company hereby undertakes to file future filings related to acquisitions in accordance with the guidance in Section 234.01 of the Exchange Act Rules Compliance and Disclosure Interpretations to the extent they are material and necessary.

With this letter, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	the SEC comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We wish to cooperate in this matter. Please contact me at or Company counsel, Sanjay M. Shirodkar of DLA Piper LLP (US) at (410) 580-4184 should you have any further questions, comments, or concerns.

Very truly yours, Unify Corporation

By:	/s/ Steven D. Bonham
Steven D. Bonham
Chief Financial Officer

cc:	Todd E. Wille
Steven D. Whiteman
Sanjay. M. Shirodkar, Esq.